Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-218932 and 333-139613) of Birks Group Inc. of our report dated June 22, 2023, with respect to the consolidated balance sheets of Birks Group Inc. as of March 25, 2023 and March 26, 2022, and the related consolidated statements of operations, other comprehensive income (loss), changes to stockholders’ equity (deficiency) and cash flows for the years ended March 25, 2023, March 26, 2022, and March 27, 2021, and the related notes.

/s/ KPMG LLP

June 22, 2023
Montreal, Canada

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